Exhibit 19.1

Insider Trading Policy

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TABLE OF CONTENTS

CONFIDENTIAL INFORMATION	2
UNAUTHORIZED DISCLOSURE	2
SAFEGUARDING CONFIDENTIAL INFORMATION	2
NO TRADING ON MATERIAL, NON-PUBLIC INFORMATION	3
Additional Prohibited Transactions	4
PROHIBITION OF RECORDS FALSIFICATIONS AND FALSE STATEMENTS	4
PENALTIES FOR ENGAGING IN INSIDER TRADING	5
TRADING PLANS	5
QUESTIONS ABOUT PARTICULAR SITUATIONS	5

Insider Trading Policy

SUMMARY STATEMENT OF POLICIES AND PROCEDURES
OF KIMCO REALTY CORPORATION
GOVERNING MATERIAL, NON-PUBLIC INFORMATION AND
THE PREVENTION OF INSIDER TRADING

I CONFIDENTIAL INFORMATION

Confidential information includes information that is internally generated by Kimco Realty Corporation (the “Company”) concerning the business of the Company. It may also include information obtained from sources outside the Company, including information about other companies or their securities. You should consider all information, from whatever source, to be confidential until it has been publicly disclosed for at least one full trading day. Unauthorized disclosure of confidential information could cause competitive harm to the Company and result in liability for the Company and those persons disclosing the information.

II UNAUTHORIZED DISCLOSURE

You should not discuss confidential information with anyone outside the Company. Any disclosure of confidential information not in accordance with these guidelines must be approved in advance by the Head of Investor Relations (“IRO”), General Counsel or Chief Financial Officer of the Company.

III SAFEGUARDING CONFIDENTIAL INFORMATION

Care must be taken to safeguard confidential information. Accordingly, the following measures should be adhered to:

1. The Company’s employees should conduct their business and social activities so as not to risk inadvertent disclosure of confidential information. For example, when not in use, confidential documents should be securely stored. Also, review of confidential documents or discussion of confidential subjects in public places (e.g., airplanes, trains, taxis, etc.) should be so conducted so as to prevent overhearing or other access by unauthorized persons.

2. Within the Company’s offices, confidential matters should not be discussed within hearing range of visitors or others not working on such matters.

3. Confidential matters should not be discussed with other employees not working on such matters or with friends or relatives including those living in the same household as a Company employee.

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IV NO TRADING ON MATERIAL, NON-PUBLIC INFORMATION

1. Policy Generally. If you are aware of any material non-public information relating to the Company or any other company that has not been made available to the public for at least one full trading day, you must not trade directly or indirectly in the securities (or options, warrants or similar instruments related to such securities) of the Company or any other company, and you must not disclose such information to another person who may trade in such securities. Questionable trading by members of your immediate family or by members of your personal household can, additionally, be your responsibility and give rise to legal and Company imposed sanctions.

You should assume that information is material if a reasonable investor would consider the information to be important in deciding whether to buy, sell, or hold securities or if disclosure of such information would be likely to result in a change in the price of the traded securities. Examples of matters which may be material include, but are not limited to: corporate earnings, earnings forecasts, pending securities offerings, significant corporate transactions, change in debt ratings, dividend actions, changes in senior management or the Board of Directors, important business developments and major litigation or governmental investigations.

Information should be considered non-public if it is not generally available to the public for at least one full trading day. Whenever there is any doubt whether information concerning a company is material or non-public, do not trade in the securities of such company.

A good general rule of thumb: when in doubt, do not trade.

2. Personnel Subject to Blackout Period and Preclearance. Any director or officer of the Company or such other persons as may from time to time be designated by the General Counsel or Chief Financial Officer must not trade directly or indirectly in the Company’s securities (or options, warrants or similar instruments related to such securities) during the period beginning the first day after the end of any fiscal quarter and ending upon the completion of the first full trading day after the public release of earnings data for any fiscal quarter (the “Blackout Period”). In addition, all transactions in Company securities by any Section 16 reporting person must be precleared by the General Counsel or Chief Financial Officer.

Even if the Blackout Period is not applicable, you cannot trade in Company securities if you are in possession of material, non-public information.

3. Kimco Realty Corporation Dividend Reinvestment and Direct Stock Purchase Plan. If you are a participant in the Company’s Dividend Reinvestment and Direct Stock Purchase Plan (the “Plan”), you may trade in the securities of the Company pursuant to your preexisting election to participate in the Plan without obtaining preclearance from the General Counsel or Chief Financial Officer. However, changing your election to

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participate in the Company’s Plan or electing to purchase Company securities by making optional cash investments through the Company’s Plan must be precleared by the General Counsel or Chief Financial Officer.

4. REITs and REOCs. The Company is often in negotiations with other real estate companies in the normal course of its business. To avoid the appearance of having inside information, you should not trade directly in the securities (or options, warrants or similar instruments related to such securities) of any Real Estate Investment Trusts (REITs) or Real Estate Operating Companies (REOCs) without approval, in advance, from the General Counsel or Chief Financial Officer. You may freely buy and sell shares of mutual funds that invest in REITs or REOCs without restriction.

V Additional Prohibited Transactions

You should not engage in any of the following activities with respect to Company securities:

1. “In and Out” Trading in Company Securities. Any Company securities purchased in the open market must be held for a minimum of six months, preferably longer.

2. Short Sales. You are prohibited from selling stock you do not own and borrowing the shares to make delivery.

3. Buying or Selling Puts or Calls on Our Stock or Other Securities. You are prohibited from trading in exchange traded options, such as put and call options.

4. Margin Accounts and Pledging. You are prohibited from pledging Company securities as collateral for a loan, purchasing Company securities on margin (i.e. borrowing money to purchase the securities) or placing Company securities in a margin account. This prohibition does not apply to cashless exercises of stock options under the Company’s equity plans or to situations approved in advance by the General Counsel or Chief Financial Officer.

5. Hedging. You are prohibited from engaging in any hedging transactions with respect to Company securities, which includes the purchase of any financial instrument (including prepaid variable forward contracts, equity swaps, and collars) designed to hedge or offset any decrease in the market value of Company securities.

VI PROHIBITION OF RECORDS FALSIFICATIONS AND FALSE STATEMENTS

Federal securities law requires the Company to maintain proper internal books and records and to devise and maintain an adequate system of internal accounting controls. The Securities and Exchange Commission (“SEC”) has supplemented the statutory requirements by adopting rules that prohibit (1) any person from falsifying records or accounts subject to the above requirements and (2) officers or directors from making any materially false, misleading, or incomplete statement to an accountant in connection with an audit or any

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filing with the SEC. These provisions reflect the SEC’s intent to discourage officers, directors, and other persons with access to the Company’s books and records from taking action that might result in the communication of materially misleading financial information to the investing public.

VII PENALTIES FOR ENGAGING IN INSIDER TRADING

Penalties for trading on or tipping material, non-public information can extend significantly beyond any profits made or losses avoided, both for the individual engaging in such unlawful conduct and the Company, including directors, officers, or other supervisory personnel. Insider trading violations may be subject to civil and criminal prosecution by the SEC. The SEC may seek the imposition of a civil penalty of up to three times the profits made or losses avoided from the trading, disgorgement of profits, and an injunction against future violations. In addition, insider trading could result in serious sanctions by the Company, including dismissal.

VIII TRADING PLANS

With the approval of the General Counsel, Chief Financial Officer or such other person as the General Counsel or Chief Financial Officer may designate from time to time, you may enter into or modify a trading plan under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.

Rule 10b5-1 provides an affirmative defense to liability for insider trading when a person who does not possess material non-public information enters into a binding contract, instruction, or written plan under specified terms and conditions for the purchase or sale of Company securities. The contract, instruction or plan must: (a) expressly specify the amount, price and date of trades; (b) include a written formula or algorithm, or computer program, for determining amounts, prices and dates; or (c) give a third party the discretionary authority to execute such purchases and sales, outside of your control, so long as such third party does not possess any material non-public information.

A purchase or sale under Rule 10b5-1 is not protected from liability if the insider alters or deviates from the contract, instruction or plan (whether by changing the amount, price, or timing of the purchase or sale), or enters into or alters a corresponding or hedging transaction or position with respect to those securities.

IX QUESTIONS ABOUT PARTICULAR SITUATIONS

Whenever you are confronted with a situation where you have any questions about this policy, you should consult immediately with the IRO, General Counsel or Chief Financial Officer.

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